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                                                                      EXHIBIT 8

                                          , 1998

Gold Banc Acquisition Corporation, Inc.
11301 Nall
Leawood, KS 66211
Attn.: Mr. Michael W. Gullion, President

 RE: Agreement with Tri-County Bancshares, Inc.

Ladies and Gentlemen:

  We have acted as counsel to Gold Banc Acquisition Corporation II, Inc. ("Gold Banc Acquisition II") and to Gold Banc Corporation, Inc. ("Gold") in connection with the acquisition by Gold Banc Acquisition II of all of the issued and outstanding shares of stock of Tri-County Bancshares, Inc. ("Tri-County") under and pursuant to that certain Restated Agreement and Plan of Reorganization dated April 28, 1998 (the "Agreement"). Pursuant to Section
7.11 of the Agreement, a condition precedent to the obligation of Gold and Gold Banc Acquisition to close the transaction described in the Agreement is that Gold shall have received an opinion of counsel that the transaction described in the Agreement will be treated as a tax-free reorganization under
Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code").

  In connection with this transaction, we have reviewed the following documents:

    i. The Agreement.

    ii. The Certificate of Merger dated            , 1998 (the "Certificate
  of Merger") executed by authorized representatives of Gold Banc Acquisition II and Tri-County.

    iii. Minutes of certain meetings of the Board of Directors of Gold, Gold Banc Acquisition II and Tri-County.

    iv. Minutes of certain meetings of shareholders of Gold Banc Acquisition II and Tri-County.

    v. Articles of Incorporation and Bylaws of Gold.

    vi. Articles of Incorporation and Bylaws of Gold Banc Acquisition II.

    vii. Articles of Incorporation and Bylaws of Tri-County.

  We have also reviewed such other records and documents as we deem pertinent in rendering the opinion described herein.

  In rendering this opinion, we have made, with your consent and without independent investigation on our part, the following assumptions:

    1. All documents executed by all parties to the Agreement have been duly and properly authorized, executed, attested, delivered and accepted.

    2. All documents submitted to us as copies conform to the original documents, and all such originals are authentic.

    3. There are no oral agreements or other written documents or course of conduct which may modify the terms of the Agreement or the Certificate of Merger.

    4. Gold Banc Acquisition II, as a result of the consummation of the transaction described in the Agreement, will ultimately acquire substantially all of the properties of Tri-County.

    5. There is no consideration being provided by Gold Banc Acquisition II pursuant to the Agreement other than stock of Gold (except for certain cash payments required by the Agreement and subject to rights of dissenting shareholders of Tri-County pursuant to K.S.A. 17-6712). No stock of Gold Banc Acquisition
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  II is being used as consideration for this transaction. Gold Banc
  Acquisition II is assuming no liabilities of Tri-County except as set forth in the Agreement.

    6. All representations and warranties of all parties to the Agreement as set forth therein are true, accurate and complete.

    7. The Certificate of Merger will be filed on a timely basis with the Kansas Secretary of State and recorded in the office of the Register of Deeds of each county in which the registered office of Gold, Gold Banc Acquisition II and Tri-County respectively is located.

    8. The shareholders of Tri-County have no preconceived plan or arrangement to dispose of a significant percentage of the stock in Gold being acquired pursuant to the transaction described in the Agreement.

    9. Gold and Gold Banc Acquisition II will continue Tri-County's historic business or will use a significant portion of Tri-County's historic business assets in continuing such business.

    10. The primary motivation to Gold and Gold Banc Acquisition II in consummating this transaction is to acquire the business operations of Tri-County and not to avoid income tax.

    11. There is no plan to immediately liquidate Gold Banc Acquisition II after the closing of the transaction described in the Agreement.

  Based upon the foregoing and subject to the assumptions, qualifications and limitations set forth herein, it is our opinion that the transaction described in the Agreement will be treated as a tax-free reorganization as that term is used in Section 368(a)(1)(A) of the Code. This opinion does not address any issue applicable to carryover of tax attributes as governed by Section 381 of the Code. Further, this opinion does not address additional requirements imposed upon the parties to the Agreement to file documentation with federal income tax returns in the year in which such transaction closes, nor does this opinion address the issue of basis of any asset acquired by any party to the transaction.

  The opinion expressed herein is restricted to matters governed by the laws of the United States of America and the laws of the State of Kansas as they exist as of the date of this letter. To the extent there is any change in the federal income tax laws after this date, no opinion is expressed as to the impact of such change on the tax treatment of the transaction described in the Agreement. Further, to the extent the laws of the State of Kansas change after this date with respect to the steps required to consummate a merger, this opinion does not address the impact of such changes upon the income tax treatment of the transaction described in the Agreement. We undertake no obligation or responsibility to update or supplement this opinion in response to subsequent changes in the law or any subsequent changes in the relevant factual circumstances pertaining to the transaction described in the Agreement.

  The opinion expressed herein is being delivered to you for your sole use and benefit in connection with the transaction described in the Agreement. This opinion may not be relied upon by any other person and may not be used in whole or in part for any other purpose or delivered to any other person except with the prior written consent of the undersigned.

                                          Yours very truly,

                                          /s/ Thomas K. Jones
                                          for Payne & Jones, Chartered

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